Exhibit 99(a)

NEWS RELEASE

For further information, contact Gerald Johnston, Executive Vice President, Finance, at (501)290-4000.

TYSON ANNOUNCES PROPOSAL TO MERGE WITH WLR FOODS

Springdale, Arkansas (January 24, 1994)  Tyson Foods, Inc.
(NASDAQ:TYSNA), a leading producer and marketer of pre-packaged, pre-cooked and convenience poultry and other food products, announced that the Company has delivered to the Board of Directors of WLR Foods, Inc. a proposal to merge WLR Foods into Tyson or a subsidiary of Tyson in which the shareholders of WLR Foods would receive $30.00 in cash per share. Tyson has requested a response to the proposal no later than February 4, 1994. Tyson alternately proposed negotiation of a tax-free reorganization in which WLR Foods shareholders would receive part cash and part Tyson stock for their WLR Foods shares.

WLR Foods, Inc. (NASDAQ:WLRF), headquartered in Hinton, Virginia, is a vertically integrated food company which has grown to be among the top three turkey processors and the eighth largest poultry processor in the United States. WLR Foods sells fresh, frozen, cooked value-added, and prepackaged chicken and turkey products to retail, foodservice and institutional customers. Sales for the fiscal year ended July 3, 1993 were approximately $617 million.

The proposal is based upon and subject to the following conditions and information:

1. There are approximately 10,956,856 shares of WLR Foods common stock outstanding;

2. That the disclosures in WLR Foods 10-K's and 10-Q's are substantially accurate and that there are no undisclosed matters that would be financially material to the detriment of WLR Foods;

3. That the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will be complied with prior to the consummation of the merger;

4. That WLR Foods Board of Directors or management will not take any actions which would materially reduce the value of WLR Foods to Tyson (normal conduct of your business in the manner in which WLR Foods has been conducting it in the past will not constitute such a reduction);

5. That a majority of the disinterested Directors of WLR Foods will make such approvals as necessary to prevent the Virginia Stock Corporation Act from being an impediment to the proposed merger, and that the Virginia Stock Corporation Act will not otherwise be used to disadvantage Tyson in the purchase of WLR Foods stock, in the voting of WLR Foods stock, or in any merger with Tyson or a subsidiary of Tyson;

6. That no "Poison Pills" or other "Anti-Takeover" measures will be used to obstruct a merger and that WLR Foods will repeal any such measures prior to the consummation of any transaction; and

7. The preparation, negotiation and execution of a definitive merger agreement containing such terms (including but not limited to representations, warranties and covenants) as are customary in transactions of this nature.

The text of the Tyson proposal is as follows:

Board of Directors
WLR Foods, Inc.

Gentlemen:

We at Tyson have long admired WLR Foods and the outstanding job you and your management team have done for your stockholders. We believe now is an ideal time for your stockholders to have the opportunity to realize the tangible benefits of your efforts through a combination of WLR Foods with Tyson on the very favorable basis which I will describe in this letter.

We think that there are extremely attractive opportunities for pursuing the continued growth and development of our two companies through this combination in which it will be essential that you and members of your management team play a significant role. Accordingly, one of our top priorities is to negotiate mutually satisfactory arrangements enabling the combined enterprise to have the benefit of your experience and that of WLR's key managers.

I have discussed this matter thoroughly with our Board of Directors, and we are pleased to propose a merger with WLR and Tyson or a subsidiary of Tyson in which the stockholders of WLR would receive $30.00 in cash for each of their WLR Foods shares.

We are confident that this proposal will be extremely attractive to your stockholders. We also believe that a combination of WLR and Tyson on the terms described below will prove to be the most advantageous alternative to your stockholders, management, employees, and other important constituencies. This offer represents a 56% premium over last Friday's closing market price
of $19.25 per share.   It also represents approximately 2.26 times WLR book
value per share, and a price to earnings multiple of 21.4 times WLR's fiscal 1993 earnings. Accordingly, we believe our offer is a full and fair one. We are willing to assure the communities where your plants operate that they will benefit, not suffer, from this proposed merger.

We recognize that you must consider what alternatives, if any, may be available for WLR and its stockholders, including a sales transaction with a third party, a leveraged buyout or leveraged recapitalization of WLR. We believe that the combination of Tyson and WLR will quickly prove to be the most attractive alternative to you. For that reason, we believe it would be mutually desirable and advantageous if you would give us the opportunity to negotiate with you and your Board of Directors a definitive merger agreement embodying the terms of our proposal. We are prepared to negotiate in good faith and to conclude a transaction which we believe will be enthusiastically supported by your Board, stockholders, management, employees and other constituencies.

Although we would prefer an all cash transaction, we would also be willing to negotiate other possible ways of merging if a tax free reorganization would be more desirable for a significant number of your shareholders. A part stock, part cash merger would enable your shareholders to participate in the future growth of the combined entity. We would also be willing to attempt to time the closing of a transaction such that your shareholders who purchased shares in your secondary offering last year qualified on their capital gains holding period.

We respectfully request that any pertinent information which is available to your management or is made available to your investment bankers or third parties for the purpose of evaluating or pursuing alternative transactions be made available to us as well, so that our proposal and its terms may be formulated with the benefit of a level and fully illuminated playing field.

Although, as a board, you have apparently been unwilling to meet with us we believe it would be mutually desirable to give us a chance to meet with you to answer any of your questions and to negotiate in good faith.

Our proposal is based upon and subject to the information we have received to the effect that:

1. There are approximately 10,956,856 shares of WLR Foods common stock outstanding;

2. That the disclosures in your 10-K's and 10Q's are substantially accurate and that there are no undisclosed matters that would be financially material to the detriment of WLR Foods;

3. That the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will be complied with prior to the consummation of a merger;

4. That your Board or management will not take any actions which would materially reduce the value of WLR Foods to Tyson (normal conduct of your business in the manner you have been conducting it in the past will not constitute such a reduction);

5. That a majority of the disinterested Directors of WLR Foods will make such approvals as necessary to prevent the Virginia Stock Corporation Act from being an impediment to the proposed merger, and that the Virginia Stock Corporation Act will not otherwise be used to disadvantage Tyson in the purchase of WLR Foods stock, in the voting of WLR Foods stock, or in any merger with Tyson or a subsidiary of Tyson;

6. That no "Poison Pills" or other "Anti-Takeover" measures will be used to obstruct a merger and that you will repeal any such measures prior to the consummation of any transaction; and

7. The preparation, negotiation and execution of a definitive merger agreement containing such terms (including but not limited to representations, warranties and covenants) as are customary in transactions of this nature.

We and our advisors are prepared to meet promptly with WLR directors, management and advisors at their convenience in order to answer any questions you or they may have about our offer and if appropriate, in order to negotiate a mutually desirable and beneficial transaction.

We believe that under the existing case law including U.S. Supreme Court cases concerning disclosure of merger negotiations, it is likely that you will be advised that this proposal must be disclosed to your stockholders. Similarly, our counsel has advised us that this proposal could be sufficiently material to our stockholders to require its disclosure to them. In view of these concerns, we believe that prudence requires that we make a public announcement of this proposal before the opening of the market tomorrow morning.

Since this matter is of the utmost importance, we feel compelled to ask for a response to our proposal from your Board of Directors no later than the close of business on Thursday, February 4, 1994, after which time our proposal will expire unless extended in writing.

We look forward to hearing from you at your earliest convenience.

Very truly yours,



Don Tyson
Chairman